SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 28, 2015, Postmedia Network Canada Corp. (the “registrant”) issued the following grants of options under its Stock Option Plan to its named executive officers. The options expire on October 24, 2024.

Name	Title	Number of Options	Class of Shares	Exercise Price Per Share

Paul Godfrey	President & Chief Executive Officer	150,000	Class NC Variable Voting Shares	$1.90

Doug Lamb	Executive Vice President and Chief Financial Officer	50,000	Class NC Variable Voting Shares	$1.90

Wayne Parrish	Chief Operating Officer	50,000	Class NC Variable Voting Shares	$1.90

Jeffrey Haar	Executive Vice President, Legal and General Counsel	30,000	Class NC Variable Voting Shares	$1.90

Gordon Fisher	President, Pacific Newspaper Group	15,000	Class NC Variable Voting Shares	$1.90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb Chief Financial Officer

Date: February 6, 2015.